UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2026
Commission File Number 001-32535
Grupo Cibest S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO CIBEST S.A. (Registrant)

Date November 13, 2026	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff.
	Title:	Vice President of Strategy and Finance

November 13, 2026
Medellín, Colombia

GRUPO CIBEST S.A. RELEASES QUARTERLY REPORT FOR THE THIRD QUARTER OF 2026

On November 9, 2026, Grupo Cibest S.A. (“Grupo Cibest”) furnished on Form 6-K a press release presenting financial information for the fiscal quarter ended September 30, 2026 (the “Press Release”).

The quarterly report for the fiscal quarter ended September 30, 2026 (the “Quarterly Report”) is furnished with this Form 6-K.

Readers should be aware that the consolidated financial information in the Press Release, and the consolidated financial information in the Quarterly Report for the fiscal quarter ended September 30, 2026, are the same, and the Quarterly Report is being furnished solely to fulfill a legal reporting requirement in Colombia. Readers should also be aware that all financial information of Grupo Cibest that is included in the Quarterly Report was prepared in accordance with International Financial Reporting Standards.

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Quarterly Report
July - September 2026

Grupo Cibest S.A. and Consolidated Grupo Cibest
Address:
Carrera 48 # 26-85
Medellín, Colombia

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ISSUER’S CURRENT SECURITIES
As of September 30, 2026

Type of Share	Common Share	Preferred Share
Trading System	Stock Exchange	Stock Exchange
Stock Exchanges	Colombian Stock Exchange (BVC)	Colombian Stock Exchange (BVC)
Shares in Circulation	508,474,753	436,187,213
Shareholders	21,140	39,842
Issuance amount	509,704,584	452,122,416
Amount placed	509,704,584	452,122,416

Additionally, Grupo Cibest has a Level III ADR listed on the NYSE. Each ADR represents four preferred shares.

GRUPO CIBEST SHARE BUYBACK

On March 24, 2026, Grupo Cibest's shareholders' meeting approved the transfer of the amount of COP 431,418,157,024.55 from the legal reserve, to be added to the reserve for executing the share buyback program approved at the extraordinary shareholders’ meeting held on June 9, 2025. Furthermore, the shareholders’ meeting of Grupo Cibest authorized the termination of the share buyback program approved at the extraordinary shareholders’ meeting held on June 9, 2025, and authorized the 2026 share buyback program for an amount of up to one trillion three hundred fifty billion Colombian pesos (COP 1,350,000,000,000), for a term of three (3) years counted as from the adoption of the regulations of the program by the Board of Directors. Likewise, it authorized the Board of Directors to approve the share repurchase regulations under which management was authorized to execute said program.

As of September 30, 2026, the results of the program 2026-2029 are as follows:

Type of share	Number of repurchased shares
CIBEST (BVC)	628,379
PFCIBEST (BVC)	3,244,439
CIB (NYSE)	526,152*
TOTAL	4,398,970
*Number of repurchased ADRs converted into preferred shares.
As of September 30, 2026, Cibest Corporate Group's results of the programs are as follows:

Type of share	Number of repurchased shares
CIBEST (BVC)	1,229,831
PFCIBEST (BVC)	10,271,731
CIB (NYSE)	5,663,472*
TOTAL	17,165,034
*Number of repurchased ADRs converted into preferred shares.

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ISSUER’S CURRENT SECURITIES	4
GRUPO CIBEST SHARE BUYBACK	4
GLOSSARY OF TERMS	7
I. MANAGEMENT’S DISCUSSION & ANALYSIS ON THE RESULTS OF THE OPERATION AND THE FINANCIAL SITUATION OF THE ISSUER, IN RELATION TO THE RESULTS REPORTED IN THE QUARTERLY FINANCIAL STATEMENTS	8
Statement Of Financial Position Grupo Cibest	8
Loan Portfolio	8
Funding	8
Shareholders’ Equity	9
Consolidated Income Statement Grupo Cibest	9
Net Interest Income & Interest Margin	9
Fees And Income From Services	9
Other Operating Income	10
Dividends Received, And Share Of Profits	10
Asset Quality And Provision Charges	10
Taxes	11
Consolidated Statement Of Income Grupo Cibest	12
Separate Grupo Cibest	14
II. QUANTITATIVE AND QUALITATIVE ANALYSIS OF THE MARKET RISK TO WHICH THE ISSUER IS EXPOSED AS A RESULT OF ITS INVESTMENTS AND ACTIVITIES SENSITIVE TO MARKET VARIATIONS	15
Consolidated	15
Non-trading Instruments Market Risk Measurement	16
Interest Risk Exposure (Banking Book)	16
Sensitivity To Interest Rate Risk Of The Banking Book	16
Separated	16
III. MATERIAL VARIATIONS THAT HAVE OCCURRED IN THE RISKS TO WHICH THE ISSUER IS EXPOSED, OTHER THAN MARKET RISK, AND THE MECHANISMS IMPLEMENTED TO MITIGATE THEM	17
Liquidity Risk	17
Consolidated	17
Separated	17
Credit Risk	18
Consolidated	18
Separated	19
Country Risk	19
Consolidated	20
Operational Risk	20
Consolidated	20
Separated	20
Financial Leverage Risk	20
Separated	20

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Other Relevant Risks	21
• Regulatory And Legal Risk	21
Colombia	21
Guatemala	21
El Salvador	21
Panama	22
• Political Risk	22
Colombia	22
Guatemala	23
El Salvador	23
• Economic And Sectoral Environment	23
Colombia	23
Guatemala	24
El Salvador	24
Panama	25
• Business Continuity And Technology Failures	25
• Model Risk	25
• Cybersecurity And Information Security Risk	25
• Internal Fraud Risk	25
• Aml/cft And Corruption Risk.	26
• Risk Of External Fraud	26
IV. MATERIAL VARIATIONS IN THE INFORMATION REPORTED IN THE CORPORATE GOVERNANCE ANALYSIS CHAPTER DURING THE QUARTER	26
V. MATERIAL CHANGES THAT HAVE OCCURRED IN PRACTICES, PROCESSES, POLICIES AND INDICATORS IN RELATION TO SOCIAL AND ENVIRONMENTAL CRITERIA, INCLUDING CLIMATE CRITERIA.	26
VI. MATERIAL CHANGES PRESENTED IN THE FINANCIAL STATEMENTS OF THE ISSUER BETWEEN THE REPORTED QUARTER AND THE DATE OF TRANSMISSION OF THE INFORMATION	27
VII. ANNEXES	27
I. Condensed Consolidated Interim Financial Statements Grupo Cibest	27
Ii. Condensed Separated Interim Financial Statements Grupo Cibest S.a.	27

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GLOSSARY OF TERMS

ADR: American Depositary Receipt, or a security listed on the New York Stock Exchange. One ADR represents four preferred shares of Grupo Cibest S.A.
Senior Management: President and the Vice Presidents who report directly to the President of Grupo Cibest.

ESG: Environmental, Social and Governance.

Bam: Banco Agromercantil de Guatemala S.A.

Banca de Inversión Bancolombia: Banca de Inversión Bancolombia S.A. Corporación Financiera, a Colombian investment banking subsidiary.

Bancoagrícola: Banco Agrícola S.A.

Bancolombia or the Bank: Bancolombia S.A.

Central Bank: Banco de la República, the central bank of Colombia.

BVC: Colombian Stock Exchange.

CDT: Term Deposit Certificate.

COLCAP: Benchmark index of the Colombian Stock Exchange's equity market.

COP: Colombian pesos.

DIAN: Dirección de Impuestos y Aduanas Nacionales, the Colombian tax authority.

DJSI: Dow Jones Sustainability Index.

DTF: Average interest rate paid by financial institutions on 90-day deposits.

Grupo Bancolombia: Refers to the business group comprising Bancolombia S.A. and its subsidiaries on a consolidated basis, which is now referred to as the Cibest Corporate Group.

Grupo Cibest: Grupo Cibest S.A.

Cibest Corporate Group: Refers to Grupo Cibest S.A., a holding company organized under the laws of the Republic of Colombia, including its subsidiaries on a consolidated basis, unless otherwise stated or the context requires a different interpretation.

IFC: International Finance Corporation.

LAFT: Money Laundering and Terrorist Financing.

Nequi: Financial platform that accompanies users in their daily lives with financial and non-financial services from third parties. As a 100% digital solution, it complements its offering with functionalities that go beyond saving and managing money.

NYSE: New York Stock Exchange.

SME: Small and Medium-sized Enterprise.

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SFC: Financial Superintendency of Colombia.

SMMLV: Legal Minimum Monthly Wage in force.

TRM: Representative Market Rate, the price of the U.S. dollar in the Colombian market, which varies daily.

USD: United States dollars.

UVR: Real Value Units, an indicator tied to inflation that is used to calculate the cost of certain housing loans.

UVT: Measure used to determine different tax obligations and that has an equivalent value in Colombian pesos.

I.MANAGEMENT’S DISCUSSION & ANALYSIS ON THE RESULTS OF THE OPERATION AND THE FINANCIAL SITUATION OF THE ISSUER, IN RELATION TO THE RESULTS REPORTED IN THE QUARTERLY FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL POSITION GRUPO CIBEST

The analysis presented below for Grupo Cibest Consolidated is based on a comparison with the information reported by Grupo Cibest as of September 30, 2025.

Loan Portfolio

During the third quarter of 2026, the gross loan portfolio reached COP 273,587 billion, registering growth of 4.31% compared to the previous quarter and 9.67% year-over-year.

Portfolio expansion during the quarter was observed across all loan types and was led by Bancolombia S.A., whose portfolio grew by 4.4%, mainly due to increased demand for credit in the commercial segment, driven largely by differentiated pricing strategies. Growth was also attributed to the strong performance of Banco Agrícola, which registered a quarterly increase of 3.3% measured in dollars, while BAM experienced a decrease of 1.5%, also in dollars, primarily due to a prepayment of a corporate loan that was partially offset by new loan originations and slower growth in the housing portfolio. Excluding the exchange rate effect, the portfolio would have grown by 5.1% compared to the previous quarter.

The housing loan portfolio grew 2.06% compared to the previous quarter and 10.85% year-over-year, in both cases driven primarily by Bancolombia S.A., in a context of slower growth in Central America.

The consumer loan portfolio grew 1.95% compared to Q2 2026 and 6.77% year-over-year. Quarterly performance was mainly driven by the growth of credit cards and personal loans at Bancolombia, as well as by the strong performance of the Nequi portfolio.

For more details on portfolio coverage and quality, see section 2.5. Asset Quality and Provision Charges.

Funding

At the end of 3Q26, customer deposits totaled COP 275,036, representing 84% of total liabilities.

This balance registered an increase of 1.47% compared to 2Q26 and an increase of 8.63% compared to 3Q25. The quarterly variation was mainly due to higher deposit inflows in the institutional segment. At the product

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level, deposit growth was primarily driven by savings accounts and time deposits, partially offset by lower balances in checking accounts and other deposits.

Demand deposits remained the main source of funding, with a 56.88% share at the end of the quarter. Within this category, savings accounts increased their share from 46.77% to 46.90%, offsetting the decrease in checking accounts from 10.22% to 9.98%. Time deposits increased their share from 32.92% to 33.33%, mainly due to higher CDT balances in Colombia. Overall, the funding structure maintained a high share of demand deposits, favoring an efficient funding mix and a solid liquidity position.

Shareholders’ Equity

Equity attributable to shareholders closed 3Q26 at COP 38.783 trillion, a 1.73% increase compared to 2Q26 and an 8.48% decrease compared to 3Q25. Its quarterly performance primarily reflected earnings generated during the period, partially offset by the effects of the Colombian peso's appreciation and the exit from Banistmo.

The decrease in reserves during the quarter is mainly due to the extraordinary dividend of COP 1.2 trillion declared in August 2026 by the Extraordinary Shareholders' Meeting of Grupo Cibest, and an accounting adjustment between reserves and retained earnings related to the exit from Banistmo.

CONSOLIDATED INCOME STATEMENT GRUPO CIBEST

Third quarter 2026 closed with net income of COP 2.08 billion, equivalent to COP 2,202 per share (USD 2.66 per ADR). This result was primarily driven by strong interest income, boosted by portfolio growth, along with disciplined management of operating expenses.

Grupo Cibest's annualized quarterly return on equity (ROE) was 21.75% in third quarter 2026 and 21.70% year-to-date.

Net Interest Income & Interest Margin

Net interest income totaled COP 5,743 billion in 3Q26, registering a 4.88% decrease compared to 2Q26. This is mainly due to the normalization of income from the valuation of financial instruments, following the extraordinary performance observed in the previous quarter. This effect was partially offset by growth in loan portfolio income.

Meanwhile, interest expenses increased due to higher volumes of time deposits and savings accounts, primarily in the institutional segment, to finance portfolio growth and the outflow of deposits from Nequi related to Bancolombia's asset and liability transfer operation. This was further compounded by higher benchmark interest rates in Colombia.

The annualized weighted average cost of deposits was 4.50% in 3Q26, representing a 10 basis point increase compared to 2Q26.

The NIM for the portfolio stood at 8.11%, decreasing 18 basis points compared to 2Q26, and 71 basis points higher than 3Q25. The contraction compared to the previous quarter is explained by the differentiated pricing strategy applied to the commercial portfolio to incentivize greater demand. Meanwhile, the NIM for investments stood at 3.76%, reflecting weaker performance in fixed income given the more challenging market environment in Colombia during the quarter, higher funding costs, and a lower portfolio balance. As a result, the consolidated NIM stood at 7.43%, compared to 7.94% in 2Q26 and 7.01% in 3Q25.

Fees and Income from Services

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Net income from fees and other services amounted to COP 1,396 billion in 3Q26, representing an increase of 1.57% compared to the previous quarter and 15.46% compared to 3Q25.

Commission income grew 0.81% compared to the previous quarter, driven by the structuring and placement of securities, investment banking services, increased billing from cards and affiliated establishments, fiduciary activities, and bancassurance, the latter boosted by the alliance with Sura. Year-on-year, commission income increased 6.48%, primarily supported by the performance of banking services, bancassurance, and cards. Banking services benefited from higher commissions for product distribution through digital platforms such as Nequi and from the growth in transaction volumes of merchants linked to these channels.

Commission expenses totaled COP 735 billion in 3Q26, a decrease of 0.61% compared to the previous quarter and 7.22% year-over-year. The quarterly change primarily reflects the effect of the peso's appreciation on the restatement of expenses associated with dollar-denominated contracts.

Other Operating Income

Other operating income totaled COP 592 billion during 3Q26, a decrease of 37.31% compared to the previous quarter, primarily due to lower foreign exchange gains related to the restatement of dollar proceeds from the sale of Banistmo, as well as a lower valuation of real estate assets, associated with the performance of the assets valued during the period and higher discount rates. These effects were partially offset by favorable results from hedging derivatives.

Dividends Received, and Share of Profits

Dividends and other net income from equity investments totaled COP 116.8 billion in 3Q26, decreasing 31.66% compared to the previous quarter and 3.66% compared to 3Q25. The quarterly variation was mainly explained by lower income from the equity method of Protección and Viva Malls, partially offset by a higher contribution from dividends and equity instruments and other financial instruments.

Asset Quality and Provision Charges

At the end of 3Q26, the portfolio of loans past due by more than 30 days totaled COP 9,318 billion, equivalent to 3.52% of the gross portfolio, while the portfolio past due by 90 days reached COP 6,264 billion, representing 2.36%. The reduction in both indicators compared to the previous quarter reflects a favorable evolution in portfolio quality, primarily in the commercial loan segment, partially offset by consumer and mortgage loans.

Coverage, measured as the ratio between loan loss provisions (principal) and past-due loans (more than 30 days past due), stood at 130.82% at the end of 3Q26, compared to 132.94% in the previous quarter. Portfolio impairment was COP 1,276 billion, an increase compared to 2Q26. Loan write-offs decreased during the quarter, reflecting the positive performance observed in the portfolio.

Provision charges, net of recoveries, totaled COP 1,195 billion in 3Q26, a 16.77% increase compared to the previous quarter. This increase was mainly due to higher loan origination volume, increased impairment on credit cards and UVR-denominated mortgages, and one-off provisioning for clients in the commercial segment of the agricultural export, construction, and manufacturing sectors.

The quarterly provision amount as a percentage of the annualized average gross loan portfolio was 1.80% in 3Q26 and 1.89% over the last 12 months, representing an increase of 24 basis points compared to the previous quarter and 46 basis points compared to 3Q25. Capital provisions totaled COP 12,190 billion, representing coverage equivalent to 4.60% of the gross loan portfolio.

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The portfolio by stage continued to show positive growth during the quarter, with Stage 1 increasing its share, primarily due to the growth in new disbursements, while Stage 2 and Stage 3 saw their relative share decrease.

Operating Expenses

During 3Q26, operating expenses totaled COP 3,660 billion, representing an increase of 0.30% compared to 2Q26 and 5.13% compared to 3Q25. Operating efficiency closed at 46.64% in the quarter and 48.58% over the last 12 months..

Personnel expenses (salaries, employee benefits and bonuses) totaled COP 1,532 billion in the quarter, decreasing 0.74% compared to 2Q26 and increasing 6.70% compared to 3Q25.

Meanwhile, general expenses totaled COP 2,128 billion in the quarter, increasing 1.07% quarter-on-quarter and 4.03% year-on-year. The quarterly variation is mainly explained by higher non-income taxes, particularly higher Financial Transactions Tax (GMF) associated with dividend payments and the issuance of the AT1 bond by Bancolombia and subscribed by Grupo Cibest S.A., as well as higher general expenses related to operations and technology.

As of September 30, 2026, Grupo Cibest had 32,036 employees, 795 branches, 5,795 ATMs, 35,117 banking correspondents and more than 33 million customers.

Taxes

Grupo Cibest's income tax totaled COP 891 billion in 3Q26, equivalent to an effective tax rate of 29.78%. The increase compared to the previous quarter is due to a base effect from the reversal of a COP 153 billion deferred tax in 2Q26, following the Constitutional Court's declaration of unconstitutionality of Legislative Decree 1474 of 2025 on April 15, 2026, which established a surtax on income tax for the financial sector. The effective rate continued to benefit from tax-exempt income associated with the social housing portfolio and investments in productive fixed assets in Colombia, as well as tax benefits in Guatemala, El Salvador, and Panama related to investments in government securities.

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Consolidated Statement of Income Grupo Cibest

CONSOLIDATED STATEMENT OF FINANCIAL POSITION	Quarter			Change
(COP million)	Pro forma 3Q25	2Q26	3Q26	3Q26 / 2Q26	3Q26 / 3Q25
ASSETS
Cash	22,234,816	27,738,329	23,254,568	(16.16)%	4.59%
Interbank	2,512,258	2,435,496	1,867,855	(23.31)%	(25.65)%
Repos	2,413,088	815,537	313,085	(61.61)%	(87.03)%
Investments in Financial Assets	33,316,649	48,219,272	45,440,913	(5.76)%	36.39%
Derivative Financial Instruments	4,019,137	8,038,465	7,927,147	(1.38)%	97.24%
Customer Loan Portfolio	249,472,974	262,273,181	273,587,503	4.31%	9.67%
Provision for Impairment of Loan Portfolio and Financial Leasing Operations	(12,891,568)	(13,483,030)	(13,610,849)	0.95%	5.58%
Investments in Associates and Joint Ventures	3,064,302	3,445,832	3,503,069	1.66%	14.32%
Intangible Assets and Goodwill, Net	2,607,035	2,389,663	2,549,449	6.69%	(2.21)%
Property and Equipment, Net	5,509,317	5,186,195	5,257,997	1.38%	(4.56)%
Investment Properties	6,027,496	6,644,209	6,678,796	0.52%	10.81%
Right-of-Use Property and Equipment	1,280,966	1,373,791	1,342,325	(2.29)%	4.79%
Prepaid Expenses	838,634	892,707	936,602	4.92%	11.68%
Tax Prepayments	2,095,134	1,839,659	2,561,073	39.21%	22.24%
Deferred Tax	1,750,741	170,691	202,021	18.35%	(88.46)%
Assets Held for Sale and Inventories, Net	730,724	804,695	886,887	10.21%	21.37%
Assets Related to Investments in Subsidiaries Held for Sale	45,407,073	0.00	0.00	0.00%	(100.00)%
Other Assets, Net	4,242,882	4,297,579	6,463,874	50.41%	52.35%
Total Assets	374,631,658	363,082,271	369,162,315	1.67%	(1.46)%

LIABILITIES AND EQUITY
LIABILITIES
Customer Deposits	253183281	271046925	275035720	1.47%	8.63%
Interbank	291,003	155,942	311,372	99.67%	7.00%
Derivative Financial Instruments	4,735,679	9,342,967	9,270,696	(0.77)%	95.76%
Financial Obligations	9,603,929	8,774,860	9,247,574	5.39%	(3.71)%
Issued Debt Securities	7,815,400	6,987,255	6,418,109	(8.15)%	(17.88)%
Lease Liabilities	1,301,661	1,372,736	1,344,152	(2.08)%	3.26%
Preferred Stock	568,928	554,091	568,306	2.57%	(0.11)%
Repos	2,836,786	6,673,164	7,187,391	7.71%	153.36%
Current Taxes	2,073,216	1,911,186	2,863,545	49.83%	38.12%
Deferred Tax, Net	1,191,475	1,471,627	1,453,973	(1.20)%	22.03%
Employee Benefits	930,599	893,350	942,362	5.49%	1.26%
Liabilities Related to Investments in Subsidiaries Held for Sale	37,312,110	0.00	0.00	0.00%	(100.00)%
Other Liabilities	9,197,580	14,501,739	14,464,902	(0.25)%	57.27%
Total Liabilities	331,041,647	323,685,842	329,108,102	1.68%	(0.58)%
EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%
Share Premium	4857491	4857491	4857491	0.00%	0.00%
Reserves	23,499,086	21,777,638	18,710,120	(14.09)%	(20.38)%
Retained Earnings	9,047,848	8,467,600	12,437,781	46.89%	37.47%
Other Comprehensive Income, Net of Taxes	4,492,518	2,540,029	2,296,691	(9.58)%	(48.88)%
Equity attributable to Owners of the Parent Company	42,377,857	38,123,672	38,782,997	1.73%	(8.48)%
Non-Controlling Interest	1,212,154	1,272,757	1,271,216	(0.12)%	4.87%
Total Liabilities and Equity	374,631,658	363,082,271	369,162,315	1.67%	(1.46)%

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INCOME STATEMENT	As of		Change	Quarter			Change
(COP million )	3Q25	3Q26	3Q26 / 3Q25	3Q25	2Q26	3Q26	3Q26 / 2Q26		3Q26 / 3Q25
Interest on loan portfolio and financial leasing operations
Commercial	11,037,504	11,795,093	6.86%	3,724,733	4,030,973	4,178,360	3.66%	%	12.18%	%
Consumer	5,585,598	6,836,215	22.39%	1,883,526	2,311,820	2,312,369	0.02%	%	22.77%	%
Microcredit	143,745	201,835	40.41%	56,506	65,724	69,250	5.36%	%	22.55%	%
Mortgage	2,711,044	3,228,028	19.07%	819,226	1,154,499	1,003,113	(13.11)%	%	22.45%	%
Leasing	2,397,395	2,741,326	14.35%	804,707	916,476	981,597	7.11%	%	21.98%	%
Total interest on loan portfolio and financial leasing operations	21,875,286	24,802,497	13.38%	7,288,698	8,479,492	8,544,689	0.77%	%	17.23%	%
Interest on debt instruments measured using the effective interest method	533,080	743,644	39.50%	176,941	272,972	269,048	(1.44)%	%	52.06%	%
Total interest income from financial instruments measured using the effective interest method	22,408,366	25,546,141	14.00%	7,465,639	8,752,464	8,813,737	0.70%	%	18.06%	%
Interbank funds sold	73,402	63,315	(13.74)%	19,704	22,149	18,863	(14.84)%	%	(4.27)%	%
Total valuation of financial instruments	1,216,586	1,328,784	9.22%	482,238	679,396	398,511	(41.34)%	%	(17.36)%	%
Total interest income and valuation of financial instruments	23,698,354	26,938,240	13.67%	7,967,581	9,454,009	9,231,111	(2.36)%	%	15.86%	%
Total interest expense	(9,115,527)	(9,975,684)	9.44%	(3,007,606)	(3,416,764)	(3,488,226)	2.09%	%	15.98%	%
Net interest margin and valuation of financial instruments before provision for loan portfolio impairment and financial leasing, off-balance sheet commitments, and other financial instruments	14,582,827	16,962,556	16.32%	4,959,975	6,037,245	5,742,885	(4.88)%	%	15.78%	%
Provision for loan portfolio impairment and financial leasing operations	(2,974,746)	(3,379,152)	13.59%	(870,669)	(988,154)	(1,188,364)	20.26%	%	36.49%	%
Provision for other financial instruments, net	281	(68,351)	(24424.20)%	37,543	(35,167)	-6,558	(81.35)%	%	(117.47)%	%
Total provisions and impairment of credit risk, net	(2,974,465)	(3,447,503)	15.90%	(833,126)	(1,023,321)	(1,194,922)	16.77%	%	43.43%	%
Net income from interest and valuations of financial instruments after provisions and impairment	11,608,362	13,515,053	16.43%	4,126,849	5,013,924	4,547,963	(9.29)%	%	10.20%	%
Total fee income	5,708,046	6,249,632	9.49%	2,000,897	2,113,539	2,130,634	0.81%	%	6.48%	%
Total fee expenses	(2,243,123)	(2,228,365)	(0.66)%	(791,866)	(739,254)	(734,728)	(0.61)%	%	(7.22)%	%
Total fee income, net	3,464,923	4,021,267	16.06%	1,209,031	1,374,285	1,395,906	1.57%	%	15.46%	%
Total other operating income	2,473,206	2,392,235	(3.27)%	828,026	945,042	592,466	(37.31)%	%	(28.45)%	%
Total Dividends and other net income from equity participation	378,316	418,506	10.62%	121,224	170,904	116,792	(31.66)%	%	(3.66)%	%
Total income Net	17,924,807	20,347,061	13.51%	6,285,130	7,504,155	6,653,127	(11.34)%	%	5.86%	%
Operating Expenses
Salaries and Employee Benefits	(4,300,930)	(4,629,674)	7.64%	(1,435,931)	(1,543,663)	(1,532,191)	(0.74)%	%	6.70%	%
Other Administrative and General Expenses	(4,318,233)	(4,393,084)	1.73%	(1,435,162)	(1,467,156)	(1,480,356)	0.90%	%	3.15%	%
Taxes Other Than Income Tax	(1,097,672)	(1,219,288)	11.08%	(369,505)	(389,203)	(406,147)	4.35%	%	9.92%	%
Wealth Tax	0.00	(374,823)	100.00%	0.00	(778)	0.00	(100.00)%	%	0.00
Amortization, Depreciation, and Impairment	(724,175)	(737,271)	1.81%	(241,035)	(248,583)	(241,646)	(2.79)%	%	0.25%	%
Total Operating Expenses	(10,441,010)	(11,354,140)	8.75%	(3,481,633)	(3,649,383)	(3,660,340)	0.30%	%	5.13%	%
Profit from Continuing Operations Before Income Tax	7,483,797	8,992,921	20.17%	2,803,497	3,854,772	2,992,787	(22.36)%	%	6.75%	%
Income Tax from Continuing Operations	(2,123,615)	(2,588,602)	21.90%	(835,894)	(987,741)	(891,325)	(9.76)%	%	6.63%	%
Net Profit from Continuing Operations	5,360,182	6,404,319	19.48%	1,967,603	2,867,031	2,101,462	(26.70)%	%	6.80%	%
Net Profit from Discontinued Operations	389,865	-35,700	(109.16)%	188,723	(85,753)	0.00	(100.00)%		(100.00)%	%
Net Profit	5,750,047	6,368,619	10.76%	2,156,326	2,781,278	2,101,462	(24.44)		(2.54)%
Non-Controlling Interest	(76,977)	(100,811)	30.96%	(12,223)	(50,934)	(21,109)	(58.56)		72.70%
Net Profit for the Year Attributable to Shareholders of the Parent Company	5,673,070	6,267,808	10.48%	2,144,103	2,730,344	2,080,353	(23.81)		(2.97)%

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Separate Grupo Cibest

At the close of the period, total assets amounted to COP 42.90 trillion, registering a decrease compared to the previous quarter, mainly due to the normalization of cash flow and the payment of dividends. Liabilities, meanwhile, reached COP 3.77 trillion, showing a quarterly decrease attributable to lower liabilities associated with the dividend, following the payment of the second installment in July. Equity stood at COP 39.14 trillion, reflecting a quarterly increase supported by higher net income for the year.

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II.QUANTITATIVE AND QUALITATIVE ANALYSIS OF THE MARKET RISK TO WHICH THE ISSUER IS EXPOSED AS A RESULT OF ITS INVESTMENTS AND ACTIVITIES SENSITIVE TO MARKET VARIATIONS
Market risk refers to the risk of losses due to changes in equity prices, interest rates, foreign-exchange rates and other indicators whose values are set in a public market. It also refers to the probability of unexpected changes in net interest income and economic value of equity as a result of a change in market interest rates.
The guidelines, policies and methodologies for market risk management are maintained in accordance with what was revealed for Grupo Cibest as of December 31, 2025.
Consolidated
Market risk
Total market risk exposure increased by 6.4%, from COP 1,213,155 million in December 2025 to COP 1,290,216 million in September 2026. This change is primarily attributable to greater exposure to the exchange rate factor, due to an increase in U.S. dollar-denominated positions. In addition, the interest rate factor showed an increase, driven by greater exposure of the securities in the portfolio.
The following table presents the total change in market risk and other risk factors:

September 2026
In millions of COP
Factor	End of Period	Average	Maximum May, 2026	Minimum April, 2026
Interest rate	555,378	565,948	634,551	494,080
Exchange rate	281,285	282,603	375,314	291,248
Stock price	369,574	410,542	433,285	401,917
Collective investment funds	83,979	79,811	75,465	76,533
Total Value at Risk	1,290,216	1,338,904

December 2025
In millions of COP
Factor	End of Period	Average	Maximum November, 2025	Minimum January, 2025
Interest rate	534,919	552,803	499,712	524,034
Exchange rate	182,077	282,154	751,796	79,062
Stock price	407,177	380,326	367,615	375,015
Collective investment funds	88,982	51,683	35,781	36,608
Total Value at Risk	1,213,155	1,266,967

As of September 30, 2026, the proprietary cryptocurrency portfolio of Wenia amounted to USD 1 million, with a Value at Risk (VaR) of USD 14 thousand. The VaR was calculated using an internal methodology based on a Dynamic Conditional Correlation (DCC) GARCH model, with a one-day time horizon and a 99% confidence level.

In September, Nequi’s Internal Value at Risk (VaR) temporarily exceeded its defined risk appetite level, primarily driven by increased U.S. dollar exposure generated in the ordinary course of business. The breach was

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promptly addressed, with VaR returning within the established risk appetite the following day. No breaches of approved limits were reported for any of the Group’s other entities.

It is important to mention that these exposures are subject to ongoing monitoring by Senior Management and serve as a decision-making tool that helps preserve the stability of the Group.

Non-trading Instruments Market Risk Measurement

The banking book’s relevant risk exposure is interest rate risk, which is the probability of unexpected changes in net interest income or in the economic value of equity as a result of a change in market interest rates. Changes in interest rates affect the income of Cibest Corporate Group due to differences in the repricing of the assets and liabilities. The interest rate risk arising from banking activities in non-trading instruments is managed by analyzing the interest rate mismatches between its interest earning assets and its interest bearing liabilities, and estimates the impact on the net interest income and the economic value of equity. Foreign exchange exposures arising in the banking book are transferred to the treasury book for management.

Interest Risk Exposure (Banking Book)
Cibest Corporate Group conducts an interest rate risk sensitivity analysis by estimating the impact on the net interest margin of each position in the banking book using a repricing model and assuming a positive parallel shift of 100 basis points in interest rates.

The guidelines, policies and methodologies for interest rate risk management in the banking book remain consistent with those disclosed for Cibest Corporate Group as of December 31, 2025.

Sensitivity To Interest Rate Risk Of The Banking Book
As of September 30, 2026, the net sensitivity of the banking book in local currency to parallel shifts of 100 basis points in interest rates was COP 512,657 million, representing an increase of COP 68,672 million compared to December 2025. This increase was mainly driven by the growth of Bancolombia’s commercial loan portfolio and a higher offsetting effect from wholesale savings account balances and term deposits at the same entity.

On the other hand, the sensitivity of the Net Interest Margin (NIM) in foreign currency to a parallel shift of 100 basis points in interest rates decreased by USD 10.9 million between December 31, 2025 and September 30, 2026, reaching - USD 4.3 million. This decrease was mainly driven by the reduction in exposure following the sale of Banistmo in June 2026, as well as by growth in Bancoagrícola’s commercial loan portfolio.

Separated

Grupo Cibest measures market risk exposure using a Value at Risk (VaR) methodology based on weighted historical simulation, with a 99% confidence level and a 10-day time horizon.

Grupo Cibest's total exposure to market risk has registered a Value at Risk (VaR) of COP 358,394 million as of September of 2026. This result is mainly driven by foreign exchange risk arising from the USD denominated equity investment position of COP 5.7 trillion.

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Risk factor	September 30th, 2026
In millions of COP
End of period
Exchange rate	315,951
Collective investment funds	-0.30
Investments in Corporate Bonds	42,444
Total VaR	358,394

The investments in collective investment funds have a negative correlation with respect to the exchange rate position, generating a diversification effect, which contributes to a reduction in the total market risk of the portfolio.

III.MATERIAL VARIATIONS THAT HAVE OCCURRED IN THE RISKS TO WHICH THE ISSUER IS EXPOSED, OTHER THAN MARKET RISK, AND THE MECHANISMS IMPLEMENTED TO MITIGATE THEM

LIQUIDITY RISK

Liquidity risk refers to the possibility of being unable to efficiently and timely meet payment obligations, whether expected or unexpected, current or future, without adversely affecting the normal course of daily operations or the financial condition of the entity. This risk arises when there is an insufficient level of available liquid assets or when the entity is required to incur unusual or excessive funding costs.
The principles and guidelines for liquidity risk management remain consistent with those disclosed as of June 30, 2026.

Consolidated
During the analysis period, Cibest Corporate Group maintained sufficient liquidity levels, which allowed it to meet all internal and regulatory indicators. Additionally, liquidity monitoring did not report any alerts indicating potential risk, and liquid assets comfortably exceeded the established limits to cover the liquidity requirements.
The coverage ratio decreased from 218.53% in June 2026 to 197.43% in September 2026. This decline was mainly explained by a reduction in Bancolombia S.A.’s liquid assets, driven by loan portfolio growth and the dynamics resulting from Nequi’s independence. In addition, cash outflows increased due to contractual maturities, particularly those related to certificates of deposit (CDTs) at Bancolombia and Bancolombia Panama. At the Group level, liquid assets remained stable across the individual entities. However, on a consolidated basis, a decrease was observed, mainly attributable to the depreciation of local currencies against the consolidation currency.
Separated

To estimate liquidity risk, a cash flow is calculated to ensure that liquid assets held are sufficient to cover potential net cash outflows in 30 days. The liquidity indicator is presented as follows:

Liquidity Indicator	September 30th, 2026	Junio 30st, 2026
In millions of COP
Net cash outflows into 30 days	335	449,830
Liquid Assets	202,535	5,612,582
Liquidity Indicator	202,870	6,062,412

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The liquidity indicator decreased from COP 6.06 trillion in June 2026 to COP 202,870 million in September 2026. The decrease is mainly attributable to the reallocation of liquid assets resulting from the sale of Banistmo in June. As of September, Grupo Cibest maintains adequate liquidity levels to meet its 30-day requirements.

Contractual maturities of financial assets and liabilities

Contractual maturities of principal on financial assets and interest payments are presented below:

Contractual maturities of assets at September 2026

Assets	0-30 days	31 days -1 year	1-3 years	3-5 years	Over 5 years
In millions of COP
Cash and cash equivalents	207,554
Securities	2,135,000	495,000
Total Assets	2,342,554	495,000	-	-	-

Contractual maturities of principal on liabilities and interest payments are presented below:

Contractual maturities of liabilities at September 2026

Liabilities	0-30 days	31 days -1 year	1-3 years	3-5 years	Over 5 years
In millions of COP
Financial obligations		798,921
Preferred stock					568,306
Total Liabilities	-	798,921	-	-	568,306
CREDIT RISK

Credit risk is the probability of incurring losses due to the failure of a counterparty, issuer, or borrower to meet its financial obligations; the deterioration resulting from a decline in their risk rating; the reduction in earnings and returns; the benefits granted in restructuring processes; and recovery costs.

Consolidated

As of the end of the third quarter of 2026, the economies of Colombia, Guatemala, and El Salvador continued to exhibit favorable economic conditions, although trends varied across countries. In Colombia, economic growth was primarily supported by domestic demand and labor market conditions, amid higher inflationary pressures, restrictive monetary conditions, and fiscal challenges. The appreciation of the Colombian peso, together with robust domestic demand, also supported import growth, while exports continued to perform favorably, primarily driven by sales of fuels and extractive industry products, with varying performance across agricultural, food, and manufacturing exports.

In Guatemala, economic activity remained favorable, supported by domestic demand, trade, manufacturing, and construction, as well as remittance inflows, which continued to support household consumption, despite higher inflation. Finally, El Salvador experienced an acceleration in economic activity, mainly supported by investment and construction, amid higher inflationary pressures associated, among other factors, with

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developments in food and energy prices. At the same time, trends in fuel prices and the cost of imported energy continued to be relevant factors affecting the trade balance.

Overall, El Niño continued to be a factor requiring monitoring due to its potential effects on agricultural activity, energy availability and costs, and food prices, with potential implications for inflation and economic growth.

In a highly competitive financial market and an uncertain environment, we prioritize credit-cycle decisions that support the stability of the portfolio’s risk profile. This is achieved through the continuous improvement of the processes, models, and methodologies used at each stage of the credit cycle. This approach is supported by an agile and forward-looking response to changes in economic conditions, enabling proactive adjustments to risk appetite and helping to protect the Group’s financial soundness.

As of September 30, 2026, Cibest Corporate Group's loan portfolio totaled COP 273.6 trillion, representing a 4.31% increase in the Colombian peso-denominated portfolio balance compared with COP 262.3 trillion as of June 30, 2026. This increase occurred despite the appreciation of the Colombian peso against the U.S. dollar, which reduced the reported balance upon translation of the foreign currency-denominated portfolio into Colombian pesos. The variation was mainly driven by growth in the commercial loan portfolio across the different regions, particularly in Colombia, and, to a lesser extent, by the higher mortgage and consumer loan portfolios in Colombia. Growth in the consumer loan portfolio was associated with the incorporation of Avista’s loan portfolio following its acquisition by Cibest Corporate Group on August 3, 2026.

The 30-day past due loan ratio (consolidated) stood at 3.89% as of September 2026, compared with 3.97% as of June 2026. The improvement was driven by growth in the commercial loan portfolio, mainly in Bancolombia’s Corporate segment, whose balance grew at a faster rate than past-due balances. Meanwhile, the consumer and mortgage loan portfolios recorded higher past-due levels in Colombia and El Salvador and lower levels in Guatemala, amid inflationary pressures and challenging macroeconomic and geopolitical conditions. Cibest Corporate Group continues to actively manage its loan portfolios through prevention, containment, and recovery strategies aimed at anticipating the materialization of credit risks and preserving portfolio credit quality.

The credit cost in the third quarter of 2026 stood at 1.8%, representing a 16% increase compared to the 1.6% recorded in the second quarter of 2026. The increase was primarily driven by provisions recognized for specific customers exposed to risks associated with El Niño conditions and fluctuations in the Colombian peso exchange rate (TRM).

Separated

The portfolio is exposed to credit risks given the probability of incurring losses originated by the default in the payment of a coupon, principal and/or yields/dividends of a financial instrument by its issuer or counterparty. The probability of these type of events materializing may increase if there are scenarios of concentration in few issuers (counterparties) and whose credit performance is reflected by higher risk ratings.

Grupo Cibest maintains the control and continuous monitoring of the assigned credit risk limits, as well as the consumption thereof. Additionally, Grupo Cibest follows up and manages alerts on counterparties and issuers of securities, based on public market information and news related to their performance. This allows mitigating the risks of default or reduction of value for the managed positions.

In this context, as of the end of September 2026, the equity investments and debt securities did not represent significant risk for Grupo Cibest, considering the profile of the positions held and their performance during the period. The change in exposure to debt securities compared with June 2026 mainly reflected new virtual investments with Bancolombia S.A. and the acquisition of a subordinated bond issued by the same entity.

COUNTRY RISK

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This risk refers to the possibility of incurring losses from financial transactions abroad due to a deterioration in the economic and/or sociopolitical conditions of the host country, whether caused by restrictions on currency transfers or by factors not attributable to the host country’s commercial and financial conditions. This definition includes, among others, sovereign risk (SR) and transfer risk (TR).

To ensure adequate management of country risk associated with the long-term investments made by Cibest Corporate Group in jurisdictions other than Colombia, where the holding company is based, the Risk Vice Presidency develops the guidelines, processes, and methodologies that define the materiality of such investments and enable the periodic management of the country risk to which they are exposed.

Consolidated

As a result of the application of these guidelines, as of September 2026, no alerts were issued for any of the investments assessed, nor was it necessary to recognize any impairment adjustments relative to the values recorded as of June 2026. Additionally, the value of the investments comprising the assessed portfolio experienced natural variations associated with earnings accumulation, declared dividends, and the appreciation of the Colombian peso against the U.S. dollar.

OPERATIONAL RISK

Operational risk refers to the probability that Cibest Corporate Group may incur losses as a result of failures or inadequacies in systems, processes, personnel, or infrastructure, as well as due to external events or factors. Operational risk may also arise from deficiencies in management models or in the information used.

For the proper management of risk, an operational risk management framework exists, the purpose of which is to ensure effective risk management that, to the extent possible, minimizes, avoids, or reduces the occurrence of adverse events and, should they occur, mitigates their consequences or associated costs. The operational risk management framework has not undergone any changes compared to what was disclosed in the previous quarter in terms of regulations, policies, methodologies, structure, or any other relevant element that could affect its effectiveness.

Consolidated

During the third quarter of 2026, materialized losses reached COP 90,359 million, 15% higher than in the second quarter, mainly driven by external fraud events in digital channels. In response to this trend, preventive risk management continued to be strengthened through enhancements to controls, monitoring rules, and blocking mechanisms for users and devices identified as being at risk.

Separated

During the third quarter of 2026, no losses were incurred that generated economic impacts for Grupo Cibest, evidencing an adequate control and risk management environment.

FINANCIAL LEVERAGE RISK

Separated

Grupo Cibest monitors its financial structure using the double leverage ratio, a key indicator that reflects the level of indebtedness associated with the financing of its strategic investments. This metric helps assess the risk that the holding company may face financial strain or solvency issues when such investments are primarily funded through debt, creating a two-tier leverage structure:

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•At the holding company level, where debt is incurred to invest in subsidiaries.
•At the subsidiary level, where each entity may also carry its own debt.

As of the end of the third quarter of 2026, Grupo Cibest’s double leverage ratio stood at 97.9%, compared with 94.6% at the end of the second quarter, representing an increase of 330 basis points. This increase was mainly driven by higher investments in subsidiaries, whose carrying amount rose by COP 1.02 trillion, primarily reflecting earnings generated by Bancolombia and the other subsidiaries.

Meanwhile, the holding company’s separate shareholders’ equity increased at a slower pace to COP 39.14 trillion, mainly due to the impact of extraordinary dividend distributions, which partially offset earnings generated during the period. As a result, the higher growth in investments in subsidiaries relative to shareholders’ equity led to an increase in the double leverage ratio.

This level remains within the internal thresholds established by management and is subject to continuous monitoring as part of Grupo Cibest's financial risk management practices.

OTHER RELEVANT RISKS
Below, we present the analysis of other relevant risks for Cibest Corporate Group as of September 30, 2026. During the period, risks related to human talent, third parties, environmental and social matters, and sustainability did not undergo significant changes and therefore maintain the assessment conditions previously reported.

•Regulatory And Legal Risk

Relevant regulatory changes were recorded in Colombia, Panama, Guatemala, and El Salvador that could have tax, accounting, and operational implications.

Colombia

•Agreement 1084 of 2026 (Bogotá District Government). Increases the Industry and Commerce Tax ("ICA") rate applicable to financial activities in Bogotá to 21 per thousand, among other tax provisions. The measure worsens the tax conditions for Grupo Cibest Consolidated companies operating in the city and widens the tax disparities between the financial sector and other industries.

•Draft Decree ("Banco de la República"). Updates the operating and participation rules and introduces new requirements for the functioning of the instant payments ecosystem. Greater standardization of services could reduce financial institutions’ flexibility to innovate and differentiate their value propositions. Likewise, the entry of new participants and use cases could increase capacity, availability, and continuity requirements for the infrastructure supporting these transactions, with potential effects on Grupo Cibest consolidated companies.

Guatemala

•Decree 15-2026 – Comprehensive Law for the Prevention and Suppression of Money Laundering or Other Assets and Terrorist Financing. Consolidates the legal framework and introduces provisions on the financing of the proliferation of weapons of mass destruction. It strengthens requirements related to risk-based management, due diligence, beneficial ownership identification, monitoring, and supervision, requiring Cibest Corporate Group entities in Guatemala to adapt their policies, procedures, and controls. At the end of the quarter, the regulations implementing the Law were still pending.

El Salvador

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•Guidelines for the Use of Artificial Intelligence Systems, dated September 9, 2026 (Central Reserve Bank). Regulate entities supervised by the Superintendency of the Financial System that use artificial intelligence systems as a determining factor in consequential decisions related to creditworthiness, approval or denial of credit, and the pricing or eligibility of credit or insurance products for individuals. The guidelines require these entities to strengthen governance frameworks, risk management, validation and monitoring of AI models, as well as the documentation and traceability of automated decisions.

•Instructions for the Administration and Operation of Bulk Payments, version 7.0, dated September 15, 2026 (Central Reserve Bank). Require the originating product to be concealed in transactions to Pay and prohibit maintenance activities or service interruptions affecting bulk payments during periods of high transaction volumes.

•Legislative Decrees Nos. 669-673 regarding the payment of the annual bonus during 2026 (Legislative Assembly). Extended the payment period from October 1 to December 20 and established that annual bonuses of up to USD 1,500 are non-taxable income and, therefore, exempt from Income Tax withholding. Additionally, guidelines issued by the Superintendency of the Financial System and the Ministry of Labor and Social Welfare required banks to adjust their processes to properly identify the annual bonus and the "Quincena Veinticinco" and prevent unauthorized credit deductions from these benefits.

Panama

•Agreements 6-2026 and 9-2026 (Superintendency of Banks of Panama). Amend Agreement 1-2011 introducing additional disclosure requirements for lending transactions under installment payment arrangements, particularly regarding the financial terms of the credit.

•Agreement 7-2026 (Superintendency of Banks of Panama). Amends Agreement 4-2011 expanding the rules applicable to certain fees and surcharges charged by banking entities, including restrictions on certain lending and deposit-taking transactions.

•Executive Decree 32-2026 (Ministry of Economy and Finance). Regulates Law 526 of 2026 and develops the economic substance regime applicable to certain foreign-source passive income earned by entities incorporated or domiciled in Panama that are part of multinational groups. It establishes criteria regarding human resources, premises, decision-making, risk management, expenses associated with income-generating activities, outsourcing, reporting, and documentation.

•Political Risk

Several factors were identified that could represent relevant political risks for Colombia, Guatemala, and El Salvador.

Colombia

On August 7, 2026, the 2026–2030 Government took office, marking a shift in the management of the country’s public administration and resuming policy approaches that promote development alongside the private sector. During its first months, the discussion focused on the General Budget of the Nation (PGN) for 2027, which was ultimately enacted by decree for COP 635 trillion.

In this regard, it is worth noting that: i) the PGN was enacted by decree despite Congress having voted in favor of the bill, due to a procedural defect in the legislative process. This is particularly relevant from a governance standpoint and in assessing the administration’s ability to advance its legislative agenda, as this was the first bill introduced by the new administration to complete the legislative process; and ii) despite the proposal to reduce spending, the budget exceeded the one presented by the outgoing Government by approximately COP 60 trillion, mainly due to the inclusion of previously unaccounted-for obligations and higher debt service

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requirements. This scenario implies greater fiscal pressures and financing needs, with a projected deficit of 9.4% of GDP for 2027. To address this deterioration, the Government plans to submit a Fiscal Adjustment Law aimed at rationalizing and reducing public spending.

From the judicial branch, the Constitutional Court declared most of the pension reform constitutional, with its entry into force scheduled for April 2027. The implementation of the reform will modify the flows managed by the pension fund administrators (AFPs) and the structure of pension savings, with potential effects on the depth, liquidity, and valuation of the capital markets.

Guatemala

The appointments of the authorities of the Presidency and Vice Presidency of the Monetary Board, the Bank of Guatemala, and the Superintendency of Banks for the 2026–2030 term were announced. These appointments entailed changes in the authorities responsible for monetary policy and the regulation and supervision of the financial system.

In October, the Constitutional Court granted provisional relief suspending the appointment of the President of the Monetary Board and the Bank of Guatemala, resulting in the Vice President assuming the duties of the Presidency of both institutions.

Additionally, the selection process for the new head of the Superintendency of Competition, the authority responsible for enforcing the competition regime, advanced. These changes are relevant to the legal and business environment due to their impact on regulation, supervision, and coordination among authorities.

El Salvador

The Government of El Salvador and the International Monetary Fund reached an agreement on the second and third reviews of the program under the Extended Fund Facility. The agreement, subject to the completion of prior actions and approval by the Executive Board, would enable a disbursement of approximately USD 140 million and includes measures on fiscal sustainability, governance, transparency, financial resilience, and reducing government involvement in bitcoin-related activities.

During the quarter, the state of exception also remained in effect, having been extended since March 2022, maintaining the suspension of certain constitutional guarantees.

•Economic and sectoral environment

The global economy has been marked by rising inflationary risks, a more restrictive monetary policy stance among central banks in advanced economies, and heightened geopolitical uncertainty stemming from the conflict in the Middle East. Although energy markets have experienced temporary periods of relief, risks of disruptions to oil and gas supplies persist, intensifying volatility in international energy prices and contributing to sustained inflationary pressures across several economies. Against this backdrop, the strength of the U.S. dollar, increased global risk aversion, and tighter financial conditions continue to pose significant challenges to global economic growth and, particularly, to emerging economies.

Colombia

So far in 2026, Colombia’s balance of macroeconomic risks has remained challenging, combining supply-side shocks with restrictive financial conditions and an adverse fiscal backdrop. In particular, the agricultural sector has contracted, while credit-sensitive activities could continue to face restrictive financial conditions, with the monetary policy rate currently at 12.25%. These challenges are compounded by the effects of El Niño, which could weigh on agricultural yields, water availability, and power generation costs. In addition, the August 10 earthquake disrupted productive activity, trade, transportation, and some essential services across the affected

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regions. While reconstruction efforts could subsequently provide a boost to economic activity, their impact will depend on implementation capacity and the availability of financing.

On the inflation front, risks remain tilted to the upside, after inflation reversed its downward trend during 2026 and reached 6.3% year-on-year in September. High indexation continues to generate inflationary persistence, particularly through services, rents, and labor costs. These pressures are compounded by El Niño, whose effects are expected to begin feeding through to food prices and regulated tariffs toward year-end and extend into the first part of 2027. A more intense or prolonged episode than anticipated could exacerbate shocks to agricultural supply and hydropower generation, delay the disinflation process, and keep monetary policy in restrictive territory for longer.

The fiscal front remains one of the main sources of macroeconomic vulnerability. Significant expenditure rigidities considerably limit the scope for short-term adjustment. At the same time, higher debt-servicing and operating expenditures continue to weigh on public finances, compounded by the extraordinary financing needs associated with relief and reconstruction efforts in the areas affected by the earthquake. Against this backdrop, large fiscal deficits are keeping financing needs elevated, putting upward pressure on borrowing costs, and making it more difficult to stabilize public finances.

Finally, the external sector faces risks stemming from the Colombian peso’s recent strength. The wide interest rate differential continues to support carry-trade strategies and capital inflows. This backdrop is reinforced by remittance flows, investment inflows, and potential foreign-currency inflows associated with international aid and external credit lines to finance reconstruction efforts. A sustained appreciation of the peso could adversely affect the competitiveness of agricultural export sectors, including coffee, bananas, flowers, and Hass avocados.

Guatemala

As 2026 draws to a close, Guatemala’s macroeconomic risk outlook is shaped primarily by rising inflationary pressures, climate-related factors, and challenges on the fiscal and institutional fronts. Economic activity remains solid, supported by robust domestic demand, remittance inflows, and strong performance in trade, manufacturing, and construction. However, a potential slowdown in remittances could weigh on household consumption, given the importance of these flows to the economy. On the inflation front, risks remain tilted to the upside after inflation reached 4.7% year-on-year in September, reflecting the combined effects of El Niño on food supply and higher fuel prices on transportation and distribution costs. These pressures could persist if weather conditions intensify or global energy price pressures remain elevated, prompting the Bank of Guatemala to maintain a cautious monetary policy stance.

Finally, on the fiscal front, the temporary fuel tax exemption is expected to entail a cost equivalent to nearly 2.0% of annual tax revenues, while the 2027 Budget proposal envisages a widening of the fiscal deficit to 4.4% of GDP. Although this deterioration comes from a historically prudent fiscal position, institutional and governance challenges will be key to efficiently channeling higher public spending and making progress toward achieving investment-grade status.

El Salvador

In El Salvador, the main macroeconomic risks stem from the external environment, inflationary pressures, and vulnerabilities associated with the country’s high dependence on energy imports, although strong investment and consumption continue to support economic activity. The economy has maintained a robust pace of growth, driven particularly by construction and by investment, which has gained importance as a structural growth driver. However, slower remittance growth compared with 2025 remains a factor to monitor given its potential implications for disposable income and household consumption, although the latter has remained resilient so far.

On the inflation front, inflation reached 3.6% year-on-year in September and faces additional upside risks from higher fuel prices and the effects of El Niño on food availability and prices. External vulnerabilities also remain

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relevant, as petroleum products account for around 15.6% of the country’s imports, and higher energy costs have contributed to pressures on the trade balance. Finally, on the fiscal front, the approval of the pending reviews under the IMF program is a positive signal, although the continuation of the program will remain contingent on compliance with quantitative targets for revenues and expenditures.

Panama

In Panama, the main macroeconomic risks are concentrated around the effects of El Niño on Canal operations and the sustainability of public finances, despite the economy’s recent strong performance. Growth accelerated to 6.4% year-on-year in the second quarter, supported by trade, transportation, and logistics, while the recovery in the labor market and subdued inflation provide a favorable domestic backdrop. However, a stronger El Niño episode poses a significant risk to the external sector, as lower water levels in the lakes that supply the Panama Canal could require the reintroduction of restrictions on vessel draft and the number of daily transits, affecting services exports and one of the economy’s main growth drivers.

On the fiscal front, vulnerabilities persist due to high debt levels and international arbitration proceedings arising from the termination of the Balboa and Cristóbal port concessions, which could place additional pressure on public finances. Credit rating risks also remain a concern. S&P and Moody’s currently rate Panama at the lowest rung of investment grade, with Moody’s maintaining a negative outlook, while rating agencies continue to highlight challenges related to the sustainability of public finances.

•Business continuity and technology failures

As part of our efforts to strengthen operational resilience and the organization’s recovery capabilities, we have made progress on strategic initiatives such as the modernization of contingency solutions for critical services through cloud architecture and the evolution of our ransomware response and recovery strategy, with initiatives focused on strengthening the control environment, vault backup capabilities, and recovery capabilities.

•Model Risk

Analytical models remain essential tools for supporting objective and efficient decision-making in financial risk management and other relevant processes across Cibest Corporate Group. During the quarter, we completed the first certification of the corporate model inventory, which enabled us to refine the inventory and strengthen its traceability. We also strengthened the control environment over the independent validation of the models used to calculate expected credit losses, with improvements in execution traceability and evidence retention. These advances reinforced the reliability of our estimates and the transparency of financial information.

In parallel, we are making progress in the implementation of a technology platform that centralizes the execution, consultation, and storage of validations and is integrated with the analytics platform. Likewise, we are strengthening model performance monitoring through the incorporation of model-specific thresholds and alerts, as well as mechanisms that enable traceable management of action plans. Finally, we continue to strengthen the governance of models that incorporate artificial intelligence, under a proportional and risk-based approach.

•Cybersecurity and information security risk

The cybersecurity risk management model was strengthened through the evolution of the risk appetite aggregation methodology, increased scan frequency, and the centralization of vulnerability information. These capabilities improved the identification of exposed assets, more accurately measured monitoring coverage, and generated a more comprehensive view of the exposure level of Bancolombia, Bancoagrícola, Bam, and Nequi, facilitating the prioritization of remediation actions and a better response to emerging risks in the environment.

•Internal Fraud Risk

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We continued to build strategic partnerships with suppliers to further mitigate internal fraud risk, through awareness initiatives, communications, and strategic engagement, such as the “Everybody Allied Against Fraud” event, held with some of our key suppliers to develop action plans aimed at improving the control environment.

•AML/CFT and Corruption Risk.

In compliance with applicable regulatory requirements and following a risk-based management approach, the risk management systems for money laundering, terrorism financing, and corruption implemented at Grupo Cibest continued to operate in an integrated and coordinated manner. This has served to continuously strengthen the organization’s capabilities for the prevention, detection, monitoring, and response to the risks it faces. Consequently, this has facilitated the timely management of identified events, supported decision-making, and contributed to the achievement of Grupo Cibest's strategic, regulatory, and sustainability objectives.

We supported Grupo Cibest partnership and investment initiatives by applying due diligence mechanisms, conducting risk analyses, and providing specialized assessments, thereby ensuring that the decisions made were aligned with compliance standards, applicable regulations, and the entity’s defined risk appetite.

The monitoring of regulatory changes relevant to Cibest Corporate Group was strengthened, with progress made in managing their impacts and coordinating responses across different jurisdictions. This process enables the anticipation of risks, the reinforcement of the control environment, and the maintenance of a compliance management framework that remains consistent with the evolution of the business and international standards.
Progress was made in strengthening corporate compliance data capabilities, with the aim of consolidating a more comprehensive and timely view of the Cibest Corporate Group's risks. This evolution has enabled us to identify gaps, focus our efforts, and enhance decision-making, laying the groundwork for a management approach that is increasingly proactive, intelligent, and data-driven.
Finally, we made progress in consolidating the Corporate Compliance Score, strengthening our ability to identify and prioritize entities that require greater attention from both a strategic and a compliance perspective. The model incorporates objective, traceable, and comparable criteria that allow for the focused allocation of resources, the definition of tailored levels of support and oversight, and the guidance of decision-making through a risk-based approach.

•Risk Of External Fraud

We continued to strengthen our comprehensive fraud risk management approach across Grupo Cibest, enhancing our prevention, detection, and monitoring capabilities to anticipate new fraud typologies and respond promptly to emerging threats. We also made progress in awareness and self-protection initiatives related to social engineering schemes, helping to strengthen the protection of our customers and enhance security across our different channels.

IV.MATERIAL VARIATIONS IN THE INFORMATION REPORTED IN THE CORPORATE GOVERNANCE ANALYSIS CHAPTER DURING THE QUARTER
In the third quarter of the year 2026, there were no material changes to the information reported in the Corporate Governance analysis chapter of the last quarterly report.

V.MATERIAL CHANGES THAT HAVE OCCURRED IN PRACTICES, PROCESSES, POLICIES AND INDICATORS IN RELATION TO SOCIAL AND ENVIRONMENTAL CRITERIA, INCLUDING CLIMATE CRITERIA.

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In the third quarter of 2026, there were no material changes in practices, processes, policies, or indicators related to social and environmental criteria.

VI.MATERIAL CHANGES PRESENTED IN THE FINANCIAL STATEMENTS OF THE ISSUER BETWEEN THE REPORTED QUARTER AND THE DATE OF TRANSMISSION OF THE INFORMATION

On October 1, 2026, Bancolombia S.A., a subsidiary of Grupo Cibest, entered into an agreement with Logistic Properties of the Americas (LPA) for the acquisition of a portfolio of five (5) logistics warehouses located in the Calle 80 Logistics Park in Tenjo, Cundinamarca. The agreed acquisition price is COP 500,000 million, and the completion of the transaction is subject to the fulfillment of the established closing conditions.

On October 2, 2026, Bancolombia S.A., a subsidiary of Grupo Cibest S.A., entered into an agreement with the Inmoval Closed Real Estate Collective Investment Fund and HNN Arango & Cía. S.A.S. for the acquisition of 100% of the fiduciary rights of the Rivana Business Park Phase 2 Trust. These rights correspond to real estate units in the office tower and the commercial spaces located in Tower 2 of the Rivana Business Park project, located in the city of Medellín. The total value of the transaction amounted to COP 258,875 million. The fulfillment of the agreed conditions and the completion of the transaction took place on October 29, 2026, the date on which the effective transfer of the acquired fiduciary rights was carried out.

VII.    ANNEXES

i.CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS GRUPO CIBEST
ii.CONDENSED SEPARATED INTERIM FINANCIAL STATEMENTS GRUPO CIBEST S.A.

Contacts
Mauricio Botero Wolff	Catalina Tobon Rivera
Strategy and Financial Vp	IR Director
Tel.: (57 604) 4040858	Tel: (57 601) 4485950
IR@grupocibest.com.co

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